UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2016

000-13248

(Commission File Number)

VBI VACCINES INC.

(Exact name of Registrant as specified in its charter)

222 Third Street, Suite 2241

Cambridge, Massachusetts 02142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): [  ]

VBI Vaccines Inc., (formerly SciVac Therapeutics, Inc.) (the “Company”) held its Annual General and Special Meeting of Shareholders on September 23, 2016 (the “Annual Meeting”). The Company’s Report of Voting Results in respect of the Annual Meeting and the Company’s press release, announcing the voting results, are furnished herewith as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Exhibit Index

Exhibit No.	Description

99.1	Report of Voting Results dated September 26, 2016.

99.2	Press Release dated September 26, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VBI Vaccines Inc.

Date: September 26, 2016	By:	/s/ Jeff Baxter
Jeff Baxter
President and Chief Executive Officer